REDCORP

FILE No. 82-1824

02015229

SUPPL

NEWS RELEASE

Fe. , 2002 News Release: 02-01

Redcorp Ventures Ltd. (RDV) ("Redcorp") announces that it has now received reasons for judgment from the British Columbia Court of Appeal in regard to the decision of the British Columbia Supreme Court in June of 2000 to quash the Project Approval Certificate ("PAC") for the Tulsequah Project, owned 100% by Redcorp's subsidiary Redfern Resources Ltd. The Court of Appeal judgement also ruled on the decision of the Supreme Court to refer issuance of a new Project Approval Certificate back to the Ministers for reconsideration, after a revised project committee report, which meaningfully addresses the concerns of the Taku River Tlingit First Nation, has been delivered to the Ministers.

In its majority decision the Court of Appeal, with one dissenting appeal court judge, upheld the decision of the lower court with respect to the quashing of the original PAC. However, the Court of Appeal set aside the decision to refer the project to the Project Committee for a revised recommendations report. In dismissing the appeal by the Crown and Redfern, the Court of Appeal directed that the project be remitted directly back to the Ministers for a decision on a PAC. The Court also ruled that the law requires the Ministers to be "mindful of the possibility that their decision might infringe aboriginal rights" before issuing a Project Approval Certificate and, accordingly, to be careful to ensure that the substance of the Tlingits' concerns had been addressed.

It is now a matter for the Ministers to determine the appropriate process required to satisfy this onus.

This press release was prepared by the undersigned on behalf of the Company's Board of Directors, who take responsibility for its content.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Terence Chandler, President & C.E.O.

REDCORP VENTURES LTD

Box 40, Suite 900, 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2
Tel: 604 669 4775 • Fax: 604 669 5330